

January 21, 2010

Mr. John H. Untereker
Sr. Vice President and CFO, American Electric Technologies, Inc.
6410 Long Drive
Houston, TX 77087

Re: American Electric Technologies, Inc.
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended September 30, 2009
File No. 0-24575

Dear Mr. Untereker:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief